UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DIANA SHIPPING INC.
(Name of Issuer)
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
Y2066G104
(CUSIP Number)
December 31 , 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2066G104
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Hosking Partners LLP 00-0000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,280,099
(6) Shared Voting Power 0
(7) Sole Dispositive Power 938,554
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,218,653
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.92%
(12)	Type of Reporting Person (See Instructions) IA

Item 1.
(a) Name of Issuer
DIANA SHIPPING INC.
(b) Address of Issuer's Principal Executive Offices
Pendelis 16, 175 64 Palaio Faliro
Athens, Greece, 00000

Item 2.
(a) Name of Person Filing
Hosking Partners LLP
(b) Address of Principal Business Office or, if none, Residence
2 St James's Market,
London SW1Y 4AH
(c) Citizenship
United Kingdom
(d) Title of Class of Securities
Common Stock, par value of $0.01 per share
(e) CUSIP Number
Y2066G104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[ x ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
5,218,653
(b) Percent of class:
5.92%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
4,280,099
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
938,554
(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of Diana Shipping, Inc.

No one person's interest in the common stock of Diana Shipping, Inc. is more than 5% of the total outstanding common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2021
HOSKING PARTNERS LLP
By:	/s/ Simon Hooper

Name: Simon Hooper
Title: Attorney-In-Fact